SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)1

                              DATRON SYSTEMS, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   238173-10-8
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 29, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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     1 The  remainder  of this cover  page  shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 238173-10-8                   13D                 Page 2 of 4
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 ACQUISITOR PLC
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|

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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)  |_|
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION
                     UNITED KINGDOM
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES                       286,000
BENEFICIALLY
 OWNED BY
  EACH
 REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER
                                -0-

               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                286,000

               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                -0-

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     286,000
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    10.5%
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     14        TYPE OF REPORTING PERSON*
                     CO
================================================================================

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CUSIP NO. 238173-10-8                   13D                 Page 3 of 4
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The  following  constitutes  Amendment  No.  2 to  the  Schedule  13D  filed  by
Acquisitor plc ("Acquisitor"). The Schedule 13D, as amended, is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 2, the Schedule 13D remains in full force and effect. Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

Item 3 is amended to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                  The aggregate purchase price of the 286,000 shares of Common Stock acquired by Acquisitor is $3,319,657 and was paid for using its working capital.

Items 5 (a) and (c) are amended to read as follows:

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 (a) As of the close of business on November 30, 2000, Acquisitor beneficially owns 286,000 shares of Common Stock, constituting approximately 10.5% of the shares of Common Stock outstanding. The aggregate percentage of shares of Common Stock owned by Acquisitor is based upon 2,736,499 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 23, 2000 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

         Item 5(c) In the 60 days prior to the date of the filing of this Amendment No.2 to the Schedule 13D, Acquisitor effected no transactions in the Common Stock other than those set forth in the following table:

                  Date                   Buy/Sell      Quantity       Price

                  11/9/00                Buy           143,100        $11.13
                  11/13/00               Buy            50,200        $12.20
                  11/15/00               Buy             5,500        $12.14
                  11/16/00               Buy             2,500        $12.06
                  11/20/00               Buy             5,600        $11.80
                  11/21/00               Buy            17,700        $11.85
                  11/22/00               Buy             4,000        $11.88
                  11/27/00               Buy             5,200        $11.72
                  11/28/00               Buy            12,100        $11.71
                  11/29/00               Buy            33,700        $11.88
                  11/30/00               Buy             6,400        $11.91

                  All transactions were made through purchases in the open market.

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CUSIP NO. 238173-10-8                   13D                 Page 4 of 4
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 1, 2000                ACQUISITOR PLC


                                        By: /s/ Duncan Soukup
                                            -------------------------------
                                        Name:   Duncan Soukup
                                        Title:  Managing Director